FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

PolyMet Mining Corp. (the Company)
100 King Street West, Suite 5700
Toronto, Ontario M5X 1C7

Item 2.	Date of Material Change

October 18, 2016

Item 3.	News Release

The news release attached hereto as Schedule A was issued through Marketwired by the Company on October 18, 2016.

Item 4.	Summary of Material Change

The Company completed a private placement offering (the Offering) of 25,963,167 units of the Company at a price of US$0.75 per Unit. Each Unit is comprised of one common share of the Company (the Common Share) and one-half of one Common Share purchase warrant (each whole such warrant, a Warrant) exercisable at an exercise price of US$1.00 per Common Share beginning 6 months following the issuance date and ending 60 months after the issuance date.

Item 5.	Full Description of Material Change

5.1      Full Description of Material Change

The Company completed its previously announced Offering of 25,963,167 Units at a price of US$0.75 per Unit for gross proceeds of US$19.472 million. Each Unit is comprised of one Common Share and one-half of one Warrant exercisable at an exercise price of US$1.00 per Common Share beginning 6 months following the issuance date and ending 60 months after the issuance date, subject to acceleration in certain circumstances. Paradigm Capital Inc. placed 22,000,167 Units for US$16.5 million and the Company placed 3,963,000 Units for US$2.972 million.

The Company has been notified that Glencore AG will exercise its right to maintain its pro rata share of the total number of Units sold and purchase an additional 14,111,251 Units for US$10.583 million on or before October 28, 2016.

All securities issued in connection with the Offering will be subject to a four-month hold period in Canada.

The proceeds of the Offering will be used primarily to advance the Company’s NorthMet Project, for working capital, and general corporate purposes.

5.2      Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance of Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change in this report.

Douglas Newby, Chief Financial Officer
Telephone: (651)-389-4100

Item 9.	Date of Report

October 27, 2016